CACHET FINANCIAL SOLUTIONS, INC.

18671 Lake Drive E., Southwest Tech Center A
Minneapolis, Minnesota 55317

July 2, 2014

TRANSMITTED VIA EDGAR

Mr. Brandon Hill
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cachet Financial Solutions, Inc. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1 Filed July 2, 2014 File Number 333-195782

Dear Mr. Hill:

The undersigned respectfully requests that the Registration Statement on Form S-1 of Cachet Financial Solutions, Inc. (SEC File No. 333-195782) be declared effective at 3:00 p.m., Eastern Daylight Time, on Tuesday, July 8, 2014, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

CACHET FINANCIAL SOLUTIONS, INC.

By:	/s/ Jeffrey C. Mack
Jeffrey C. Mack
Chief Executive Officer